Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of Corcept Therapeutics Incorporated (a development stage company) of our report dated March 28, 2008, with respect to the financial statements of Corcept Therapeutics Incorporated (a development stage company) included in this Annual Report (Form 10-K) for the year ended December 31, 2007:

•	Registration Statement on Form S-8 (No. 333-116127) pertaining to the 2000 Stock Option Plan and the 2004 Equity Incentive Plan of Corcept Therapeutics Incorporated (a development stage company), and

•

Registration Statement on Form S-3 (No. 333-149087) pertaining to debt securities, preferred stock, $0.001 par value per share, common stock, $0.001 par value per share, equity warrants and debt warrants issuable by Corcept Therapeutics Incorporated (a development stage company).

/s/    Ernst & Young LLP

Palo Alto, California

March 28, 2008